Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-174223

Supplement No. 1
RED METAL RESOURCES, LTD.

PROSPECTUS

Attached hereto and incorporated by reference herein is a Quarterly Report on Form 10-Q which we filed with the Securities and Exchange Commission on June 14, 2011.  This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated May 20, 2011 with respect to the sale of 9,442,999 shares of our common stock, par value $0.001 per share (the “Common Stock”), by certain selling stockholders, including any amendments or supplements thereto.

Investment in our Common Stock involves a high degree of risk.  You should consider carefully the risk factors beginning on page 4 of the prospectus before purchasing any of the shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this supplement is June 14, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[ X ]	QUARTERLY REPORT UNDER SECTION 13 0R 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: April 30, 2011

[ ]	TRANSITION REPORT UNDER SECTION 13 0R 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______to_______

Commission file number 000-52055

RED METAL RESOURCES LTD.
(Exact name of small business issuer as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	20-2138504 (I.R.S. Employer Identification No.)

195 Park Avenue, Thunder Bay Ontario, Canada P7B 1B9 (Address of principal executive offices) (Zip Code)

(807) 345-7384 (Issuer’s telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  [ X ] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). The registrant is not yet required to comply with this requirement.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filed,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [   ] Yes [ X ] No

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.  As of June 14, 2011 the number of shares of the registrant’s classes of common stock outstanding was 16,939,634.

PART I—FINANCIAL INFORMATION

Item 1.  Financial Statements.

RED METAL RESOURCES LTD.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	April 30, 2011	January 31, 2011

ASSETS
Current assets

Cash	$1,310,644	$8,655
Prepaids and other receivables	103,154	37,572
Total current assets	1,413,798	46,227

Unproved mineral properties	711,959	662,029
Total assets	$2,125,757	$708,256

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities

Accounts payable	$121,069	$196,657
Accrued liabilities	111,983	91,990
Due to related parties	370,986	510,111
Notes payable to related party	64,824	113,648
Total liabilities	668,862	912,406

Stockholders' equity (deficit)

Common stock, $0.001 par value, authorized 500,000,000,
16,939,634 and 10,216,301 issued and outstanding at April 30, 2011
and January 31, 2011	16,940	10,217
Additional paid in capital	4,864,676	2,913,300
Deficit accumulated during the exploration stage	(3,342,095)	(3,056,819)
Accumulated other comprehensive loss	(82,626)	(70,848)
Total stockholders' equity (deficit)	1,456,895	(204,150)
Total liabilities and stockholders' equity (deficit)	$2,125,757	$708,256

The accompanying notes are an integral part of these consolidated financial statements

RED METAL RESOURCES LTD.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three months ended		From January 10,
	April 30		2005 (Inception)
	2011	2010	to April 30, 2011
Revenue

Royalties	$-	$-	$15,658

Operating Expenses

Administration	20,686	27,707	295,826
Advertising and promotion	40,527	40,271	365,637
Automobile	5,975	7,452	71,694
Bank charges	2,636	1,814	19,248
Consulting fees	66,220	32,923	532,568
Interest on current debt	18,606	4,902	127,400
Mineral exploration costs	29,947	555	778,333
Office	3,337	2,329	30,643
Professional development	-	4,008	5,116
Professional fees	47,905	37,130	516,184
Rent	3,456	3,126	45,145
Regulatory	7,998	4,515	56,644
Travel and entertainment	19,215	28,553	215,881
Salaries, wages and benefits	5,020	1,015	57,702
Foreign exchange loss	10,839	551	11,138
Write-down of unproved mineral properties	2,909	-	228,594
Total operating expenses	285,276	196,851	3,357,753

Net loss	$(285,276)	$(196,851)	$(3,342,095)

Net loss per share - basic and diluted	$(0.02)	$(0.02)

Weighted average number of shares outstanding - basic and diluted	12,029,335	9,841,245

The accompanying notes are an integral part of these consolidated financial statements

RED METAL RESOURCES LTD.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM JANUARY 10, 2005 (INCEPTION) TO APRIL 30, 2011
(UNAUDITED)

	Common Stock Issued
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance at January 10, 2005 (Inception)	-	$-	$-	$-	$-	$-
Net loss	-	-	-	(825)	-	(825)

Balance at January 31, 2005	-	-	-	(825)	-	(825)

Common stock issued for cash	5,525,000	5,525	53,725	-	-	59,250
Common stock adjustment	45	-	-	-	-	-
Donated services	-	-	3,000	-	-	3,000
Net loss	-	-	-	(12,363)	-	(12,363)

Balance at January 31, 2006	5,525,045	5,525	56,725	(13,188)	-	49,062

Donated services	-	-	9,000	-	-	9,000
Net loss	-	-	-	(43,885)	-	(43,885)

Balance at January 31, 2007	5,525,045	5,525	65,725	(57,073)	-	14,177

Donated services	-	-	2,250	-	-	2,250
Return of common stock to treasury	(1,750,000)	(1,750)	1,749	-	-	(1)
Common stock issued for cash	23,810	24	99,976	-	-	100,000
Net loss	-	-	-	(232,499)	-	(232,499)

Balance at January 31, 2008	3,798,855	3,799	169,700	(289,572)	-	(116,073)

Common stock issued for cash	357,147	357	1,299,643	-	-	1,300,000
Net loss	-	-	-	(1,383,884)	-	(1,383,884)
Foreign currency exchange loss	-	-	-	-	(21,594)	(21,594)

Balance at January 31, 2009	4,156,002	4,156	1,469,343	(1,673,456)	(21,594)	(221,551)

Common stock issued for cash	1,678,572	1,678	160,822	-	-	162,500
Common stock issued for debt	3,841,727	3,843	1,148,675	-	-	1,152,518
Net loss	-	-	-	(710,745)	-	(710,745)
Foreign currency exchange loss	-	-	-	-	(35,816)	(35,816)

Balance at January 31, 2010	9,676,301	9,677	2,778,840	(2,384,201)	(57,410)	346,906

Common stock issued for cash	540,000	540	134,460	-	-	135,000
Net loss	-	-	-	(196,851)	-	(196,851)
Foreign currency exchange loss	-	-	-	-	(4,666)	(4,666)
Balance at Aprl 30, 2010	10,216,301	10,217	2,913,300	(2,581,052)	(62,076)	280,389

Common stock issued for cash	-	-	-	-	-	-
Net loss	-	-	-	(475,767)	-	(475,767)
Foreign currency exchange loss	-	-	-	-	(8,772)	(8,772)
Balance at January 31, 2011	10,216,301	10,217	2,913,300	(3,056,819)	(70,848)	(204,150)

Common stock issued for cash	6,290,000	6,290	1,821,809	-	-	1,828,099
Common stock issued for debt	433,333	433	129,567	-	-	130,000
Net loss	-	-	-	(285,276)	-	(285,276)
Foreign currency exchange loss	-	-	-	-	(11,778)	(11,778)

Balance at April 30, 2011	16,939,634	$16,940	$4,864,676	$(3,342,095)	$(82,626)	$1,456,895
The accompanying notes are an integral part of these consolidated financial statements

RED METAL RESOURCES LTD.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the three months		From January 10,
	Ended April 30,		2005 (Inception)
	2011	2010	to April 30, 2011
Cash flows used in operating activities:
Net loss	$(285,276)	$(196,851)	$(3,342,095)
Adjustments to reconcile net loss to net cash used in operating activities:
Donated services and rent	-	-	14,250
Write-down of unproved mineral properties	2,909	-	228,594
Changes in operating assets and liabilities:
Prepaids and other receivables	(65,582)	2,801	(103,154)
Accounts payable	(75,588)	75,282	121,069
Accrued liabilities	19,993	(31,295)	251,038
Due to related parties	(139,125)	98,423	709,011
Accrued interest on notes payable to related party	2,275	561	76,025

Net cash used in operating activities	(540,394)	(51,079)	(2,045,262)

Cash flows used in investing activities:
Acquisition of unproved mineral properties	(52,839)	(12,298)	(1,079,608)

Net cash used in investing activities	(52,839)	(12,298)	(1,079,608)

Cash flows provided by financing activities:
Cash received on issuance of notes payable to related party	78,901	50,000	933,291
Proceeds from issuance of common stock	1,828,099	135,000	3,584,849

Net cash provided by financing activities	1,907,000	185,000	4,518,140

Effects of foreign currency exchange	(11,778)	(4,666)	(82,626)

Increase in cash	1,301,989	116,957	1,310,644

Cash, beginning	8,655	7,951	-

Cash, ending	$1,310,644	$124,908	$1,310,644

Supplemental disclosures:
Cash paid for:
Income tax	$-	$-	$-
Interest	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

RED METAL RESOURCES LTD.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
(UNAUDITED)

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Red Metal Resources Ltd. (the “Company”) was incorporated on January 10, 2005 under the laws of the state of Nevada as Red Lake Exploration, Inc. and changed its name to Red Metal Resources Ltd. on August 27, 2008. On August 21, 2007, the Company acquired a 99% interest in Minera Polymet Limitada (“Polymet”), a limited liability company formed on August 21, 2007 under the laws of the Republic of Chile. The Company is involved in acquiring and exploring mineral properties in Chile. The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

Unaudited Interim Consolidated Financial Statements

The unaudited interim financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”). They do not include all information and footnotes required by GAAP for complete financial statements. However, except as disclosed herein, there have been no material changes in the information disclosed in the notes to the financial statements for the year ended January 31, 2011 included in the Company’s Annual Report on Form 10-K, filed with the SEC. The interim unaudited financial statements should be read in conjunction with those financial statements included in Form 10-K. In the opinion of management, all adjustments considered necessary for fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the three month period ended April 30, 2011 are not necessarily indicative of the results that may be expected for the year ending January 31, 2012.

Recent Accounting Pronouncements

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

NOTE 2 – RELATED-PARTY TRANSACTIONS

The following amounts were due to related parties at April 30, 2011 and January 31, 2011:

	April 30, 2011	January 31, 2011

Due to a company owned by an officer	$98,063	$228,330
Due to a company controlled by directors	191,447	207,742
Due to a company controlled by a relative of the president	79,304	63,692
Due to a shareholder	2,172	10,347
Total due to related parties (a)	$370,986	$510,111

Note payable to a company owned by a relative of the president (b)	$53,679	$52,902
Note payable to a director (c)	-	60,746
Note payable to a relative of the president (d)	11,145	-
Total notes payable to related parties	$64,824	$113,648

(a) Amounts due to related parties are unsecured, are due on demand, and bear no interest.

(b) The principal amount of the note payable to a related party is $50,000, is due on demand, unsecured and bears interest at 6% per annum.  Interest of $3,679 and $2,902 had accrued as at April 30, 2011, and January 31, 2011, respectively.

(c) The principle amounts of the notes payable to a director were $0 and  $10,000 US and $0 and $50,000 Cdn, at April 30, 2011 and January 31, 2011, respectively; they were payable on demand, unsecured and bore interest at 8% per annum. The $50,000 US note payable was converted into 166,666 units sold in the private placement offering completed on April 7, 2011. The remaining principal and accrued interest were paid in cash.

(d) The principal amount of the note payable due to a relative of the president is $11,000 and is due on demand, unsecured and bears interest at 8% per annum.  Interest of $145 had accrued as at April 30, 2011.

During the three months ended April 30, 2011, the Company borrowed $70,000 US and $10,000 Cdn from its CFO. The notes payable were due on demand, unsecured and bore interest at 8% per annum compounded monthly. The CFO chose to convert the equivalent of $80,000 US in principle into 266,667 units sold in the private placement offering completed on April 7, 2011. The remaining principal and accrued interest were paid in cash.

Transactions with Related Parties

During the three months ended April 30, 2011 and 2010 the Company incurred the following expenses with related parties:

•	$66,492 and $34,975, respectively, in consulting and other business expenses with a company owned by the chief financial officer of the Company

•	$79,208 and $51,483, respectively, in administration, advertising and promotion, mineral exploration, travel and other business expenses with a company controlled by two directors

•	$16,525 and $16,290, respectively, in administration, automobile, rental, and other business expenses with a company owned by a major shareholder and a relative of the president

•	$7,018 and $6,346, respectively, in administration expenses with a shareholder

The above amounts represent services provided directly by related parties or expenses paid by related parties on the Company’s behalf.

NOTE 3 – UNPROVED MINERAL PROPERTIES

	April 30, 2011	January 31, 2011

Unproved mineral properties, beginning	$662,029	$643,481
Acquisition	52,839	18,548
Unproved mineral properties written down	(2,909)	-
Unproved mineral properties, ending	$711,959	$662,029

Farellon Property

Farellon Alto Uno al Ocho Mineral Claim
On April 25, 2008, the Company acquired the Farellon Alto Uno al Ocho mining claim located in the Commune of Freirina, Province of Huasco, III Region of Atacama, Chile for $550,000. The claim is subject to a 1.5% royalty on the net sales of minerals extracted from the property to a total of $600,000. The royalty payments are due monthly once exploitation begins, and are subject to minimum payments of $1,000 per month. The Company has no obligation to pay the royalty if it does not commence exploitation.  At April 30, 2011, the Company had spent a total of $550,844 on the acquisition of this claim and accrued $794 in unpaid property taxes. At January 31, 2011, the Company had spent $550,844 on the acquisition of this claim.

Cecil Mineral Claims
On September 17, 2008, the Company acquired the Cecil mining claims for $20,000. The claims are located near the Farellon property in commune of Freirina, Province of Huasco, III Region of Atacama, Chile. At April 30, 2011, the Company had spent a total of $32,803 on the acquisition of these claims and accrued $8,878 in unpaid property taxes. At January 31, 2011, the Company had spent $32,803 on the acquisition of these claims and accrued $3,096 in unpaid property taxes.

Mateo Property

Margarita Claim
On November 27, 2008, the Company acquired the Margarita mining claim for $16,072. At April 30, 2011, the Company had spent a total of $17,078 on the acquisition of this claim and accrued $1,112 in unpaid property taxes. At January 31, 2011, the Company had spent $17,078 on the acquisition of this claim and accrued $667 in unpaid property taxes.

Che Claims
On October 10, 2008, the Company acquired an option to purchase the Che Uno and Che Dos mining claims. Under the terms of the option, as amended, the Company agreed to pay $444 on December 2, 2008 as consideration for the option agreement and $20,000 by April 10, 2011 to acquire the Che claims. The Company exercised the option on April 7, 2011. The claims are subject to a 1% royalty on the net sales of minerals extracted from the property to a total of $100,000. The royalty payments are due monthly once exploitation begins and are not subject to minimum payments. The Company has no obligation to pay the royalty if it does not commence exploitation. At April 30, 2011, the Company had spent a total of $21,313 on the acquisition of these claims and accrued $1,868 in unpaid property taxes. At January 31, 2011, the Company had spent $1,313 on the acquisition of these claims and accrued $1,264 in unpaid property taxes.

Mateo Exploration Claims
At April 30, 2011 the Company had spent a total of $12,752 on the acquisition of these claims and accrued $5,483 in unpaid property taxes and other costs. The Company also wrote off $2,909 in acquisition costs when the Company’s management decided not to maintain several Mateo claims. At January 31, 2011, the Company had spent $6,833 on the acquisition of these claims and accrued $8,304 in unpaid property taxes and other costs.

Irene Claims
On September 7, 2010 the Company entered into a purchase agreement with a related company to acquire the Irene claims. Under the terms of the agreement, as amended, the Company must pay 21 million Chilean pesos (approximately $45,100 US) by May 15, 2011 to exercise the option and purchase the Irene claims (see Subsequent event note).  At April 30, 2011, the Company had spent $838 in acquisition costs for these claims and accrued $477 in unpaid property taxes. At January 31, 2011, the Company capitalized $838 in the acquisition of these claims.

Perth Property
On March 10, 2011, the Company purchased the Perth mining claims for $35,000. The properties are located in Sierra Pan de Azucar in commune of Freirina, Province of Huasco, III Region of Atacama, Chile.  On March 14, 2011, the Company entered into an agreement on the Perth property with Revonergy Inc.  Revonergy Inc. paid $35,000 on signing the agreement and can earn a 35% interest in the Perth property if it spends a minimum $1,450,000 on the three phase exploration program. Revonergy Inc. can earn a further 15% interest if it completes a preliminary feasibility study within four years from the signing of the agreement. At April 30, 2011, the Company had spent $54,371 in acquisition costs for this property, which were offset against the joint venture payment of $35,000.

Other Property Costs
At April 30, 2011 and January 31, 2011, the Company had spent or accrued a total of $6,152 and $5,209, respectively, in costs for generative claims.

At April 30, 2011 and January 31, 2011, the Company had capitalized $35,105 and $33,780, respectively, in Chilean value-added tax (VAT) as part of the unproved mineral claims. This VAT is recoverable from future VAT payable.

Abandoned claims
During the three months ended April 30, 2011, the Company recorded $2,909 in property write-downs when it decided not to pursue exploration of some of the Mateo exploration claims.

NOTE 4 – NON-CASH FINANCING TRANSACTIONS

The following table represents supplemental information on non-cash financing transactions for consolidated statements of cash flows for the  three months ended April 30, 2011 and 2010 and for the period from January 10, 2005 (inception) to April 30, 2011.

Non-cash financing transactions

	April 30, 2011	April 30, 2010	From January 10, 2005 (Inception) to April 30, 2011
Conversion of debt owed to related parties to shares of common stock	$-	$-	$338,026
Conversion of notes payable to shares of common stock	130,000	-	874,500
Conversion of accrued interest to shares of common stock	-	-	69,992
Total non-cash financing transactions	$130,000	$-	$1,282,518

During the three months ended April 30, 2011, as part of the private placement offering completed on April 7, 2011, the Company’s CEO converted loans in the amount of $50,000 into 166,666 units at $0.30 per unit, and the Company’s CFO converted loans in the amount of $80,000 into 266,667 units at $0.30 per unit.  Each unit consisted of one share of our common stock and a warrant for the purchase of one share of our common stock.  The term of the warrant is two years and the exercise price is $0.50 per share.

During the three months ended April 30, 2010, the Company did not have any non-cash financing transactions.

From inception to April 30, 2011, the Company converted $338,026 in payables to related parties into 1,126,754 shares of its common stock at $0.30 per share; and $874,500 of loans and $69,992 of accrued interest on notes payable to related parties into 3,148,306 shares of our common stock at $0.30 per share.

NOTE 5 – COMMON STOCK

On October 2, 2009, the Company approved a share consolidation of 14 to 1.

On April 7, 2011, the Company issued 6,723,333 units at a price of $0.30 per unit. Each unit consists of one share of common stock and one share purchase warrant. The warrants have an exercise price of $0.50 per share and are exercisable for a period of two years. The warrants contain a call provision which allows the Company to call the warrants upon the occurrence of certain conditions. The net proceeds to the Company from the offering were approximately $1,862,462. Commissions of $58,900 were paid and 196,333 share purchase warrants were issued to agents in connection with this financing.

As part of the private placement of units described above, the Company’s CEO converted loans in the amount of $50,000 into 166,666 units and the Company’s CFO converted loans in the amount of $80,000 into 266,667 units.

Warrants

	April 30, 2011	January 31, 2011
Warrants, beginning	790,000	607,147
Granted	6,919,666	540,000
Expired	-	(357,147)
Warrants, ending	7,709,666	790,000

The weighted average life and weighted average exercise price of the warrants at April 30, 2011 is 1.82 years and $0.48, respectively.

NOTE 6 – SUBSEQUENT EVENTS

On May 10, 2011 the Company exercised its option and acquired the Irene claims for 21 million Chilean pesos (approximately $41,500 US).

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This quarterly report on form 10-Q filed by Red Metal Resources Ltd. contains forward-looking statements. These are statements regarding financial and operating performance and results and other statements that are not historical facts. The words “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “forecast,” and similar expressions are intended to identify forward-looking statements. Certain important risks could cause results to differ materially from those anticipated by some of the forward-looking statements. Some, but not all, of these risks include, among other things:

•	general economic conditions, because they may affect our ability to raise money
•	our ability to raise enough money to continue our operations
•	changes in regulatory requirements that adversely affect our business
•	changes in the prices for minerals that adversely affect our business
•	political changes in Chile, which could affect our interests there
•	other uncertainties, all of which are difficult to predict and many of which are beyond our control

We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this report. We are not obligated to update these statements or publicly release the results of any revisions to them to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. You should refer to, and carefully review, the information in future documents we file with the Securities and Exchange Commission.

General

You should read this discussion and analysis in conjunction with our interim unaudited consolidated financial statements and related notes included in this Form 10-Q and the audited consolidated financial statements and related notes included in our annual report on Form 10-K for the fiscal year ended January 31, 2011. The inclusion of supplementary analytical and related information may require us to make estimates and assumptions to enable us to fairly present, in all material respects, our analysis of trends and expectations with respect to our results of operations and financial position taken as a whole. Actual results may vary from the estimates and assumptions we make.

Overview
Red Metal is a mineral exploration company engaged in locating, and eventually developing, mineral resources in Chile. Our business strategy is to identify, acquire and explore prospective mineral claims with a view to either developing them ourselves or, more likely, finding a joint venture partner with the mining experience and financial means to undertake the development. All of our claims are in the Candelaria IOCG belt in the Chilean Coastal Cordillera.

We have no revenue-generating operations and are dependent upon the equity markets for our working capital. The collapse of the equity markets late in 2008, and the economic uncertainty and market instability that followed, have affected our ability to raise equity capital.  Market prices of copper and gold overall are moving in a positive direction and we are more optimistic that we can raise equity capital under these market conditions. We completed an offering of 6,723,333 units on April 7, 2011 at $0.30 per unit. Each unit consisted of one share of our common stock and one warrant for the purchase of one share exercisable at $0.50 per share for two years. We realized net proceeds of $1,862,462 from this offering.

In response to the economic environment of 2008, and the fact that we had only nominal revenues, in 2009 we terminated our duty to file reports with the Securities and Exchange Commission to save the legal and  auditing costs. We resumed filing reports by filing a registration statement on Form 10 on April 14, 2010.

Consistent with our historical practices, we continue to monitor our costs in Chile by reviewing our mineral claims to determine whether they possess the geological indicators to economically justify the capital to maintain or explore them. We own nothing in Chile except our claims and have no long-term commitments except the obligation to pay royalties if we exploit our properties. We have three employees in Chile. All of our other support there—such as vehicles, office and equipment, and administrative personnel—is supplied under short-term contracts.

We conducted a drilling program on our Farellon property in September of 2009. We have analyzed the results and believe that further drilling of the property is warranted. Micon International Limited, from whom we commissioned a Canadian National Instrument 43-101 technical report summarizing the drilling results, has recommended that we conduct a two-phase drilling program. We have planned a first phase consisting of 2,000 meters of combined RC and diamond drilling to define the structural controls on the mineralization and assist in defining the depth and nature of the sulphide mineralization. The estimated cost of this phase is $275,000. We intend to begin this drilling in our second quarter.

If the first phase is successful, we propose to conduct a larger exploration program consisting of 10,000 meters of combined RC and diamond drilling, geophysical surveys and geological mapping to ascertain the extent of the structural controls and the potential size of the mineralization. The estimated cost today of this phase is $2.5 million.

We are planning an initial exploration program on the Mateo property including geophysics, surface mapping, sampling and a 1,000-metre RC drill program for a total cost of approximately $300,000.

On March 14, 2011, we entered into a joint venture earn-in agreement on the Perth property with Revonergy Inc. According to the agreement Revonergy Inc. can earn a 35% interest in the Perth property if it spends a minimum $1,450,000 on a three-phase exploration program; and can earn a further 15% interest if it completes a preliminary feasibility study within four years from the signing of the agreement.

The cost and timing of all planned exploration programs are subject to the availability of qualified mining personnel, such as consulting geologists and geo-technicians, and drillers and drilling equipment. If we are unable to find the personnel and equipment that we need when we need them and at the prices that we have estimated today, we might have to revise or postpone our plans.

At April 30, 2011, we had a working capital of $744,936 and $1,310,644 in cash. This was a result of a private equity financing that we completed on April 7, 2011, for net proceeds after commissions, legal and closing fees of $1,862,462. We intend to use $600,000 from the current cash reserves on the Farellon exploration programs; and $200,000 on the phase 1 Mateo mapping and geophysics to identify Candelaria-type targets.

Results of operations

SUMMARY OF FINANCIAL CONDITION

Table 1 summarizes and compares our financial condition at the three months ended April 30, 2011 to the year-ended January 31, 2011.

Table 1: Comparison of financial condition
	April 30, 2011	January 31, 2011
Working capital (deficit)	$744,936	$(866,179)
Current assets	$1,413,798	$46,227
Unproved mineral properties	$711,959	$662,029
Total liabilities	$668,862	$912,406
Common stock and additional paid in capital	$4,881,616	$2,923,517
Deficit	$(3,342,095)	$(3,056,819)

COMPARISON OF PRIOR QUARTERLY RESULTS

Tables 2.1 and 2.2 present selected financial information for each of the past eight quarters.

Table 2.1: Summary of quarterly results (July 31, 2010 – April 30, 2011)
	July 31, 2010	October 31, 2010	January 31, 2011	April 30, 2011
Revenue	–	–	–	–
Net loss	$(118,279)	$(154,436)	$(203,052)	$(285,276)
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.02)	$(0.02)

Table 2.2: Summary of quarterly results (July 31, 2009 – April 30, 2010)
	July 31, 2009	October 31, 2009	January 31, 2010	April 30, 2010
Revenue	–	–	–	–
Net loss	$(111,162)	$(105,334)	$(204,061)	$(196,851)
Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.03)	$(0.02)

During the quarter ended July 31, 2009, due to the downturn in the economy, we were maintaining low levels of operations. Excluding the written down unproved mineral claims, our net loss for this quarter was $95,037. During the quarter ended October 31, 2009 we conducted a drilling program on our Farellon property, which increased our mineral exploration costs. Excluding the recovery of written down unproved mineral property costs, our net loss for the third quarter of fiscal 2010 was $202,537. During the quarter ended January 31, 2010, we began preparation of the registration statement that was filed on April 10, 2010, which resulted in a substantial increase in our professional fees. During the quarter ended July 31, 2010, we maintained our investor-related activities on a moderate level and decreased our travel costs and professional fees, which resulted in a decrease in our net loss for the quarter. During the quarters ended October 31, 2010 and January 31, 2011, we invested more in advertising activities and experienced higher professional fees associated with our year-end audit and capital-raising efforts.  During the quarter ended April 30, 2011, aside from our regular day-to-day operations, we completed a private placement offering and began preparation of the registration statement on form S-1 that we filed on May 13, 2011. As a result of these activities, our professional and regulatory fees and other expenses increased. We also increased our mineral exploration activities on the Farellon and Mateo properties, which increased our exploration expenses.

Selected Financial Results

THREE MONTHS ENDED APRIL 30, 2011 AND APRIL 30, 2010

Our operating results for the three months ended April 30, 2011 and 2010 and the changes in our operating results between those periods are summarized in Table 3.

Table 3: Changes in operating results
	Three months ended April 30,		Changes between the three months ended
	2011	2010	April 30, 2011 and 2010

Operating Expenses:
Administration	$20,686	$27,707	$(7,021)
Advertising and promotion	40,527	40,271	256
Automobile	5,975	7,452	(1,477)
Bank charges	2,636	1,814	822
Consulting fees	66,220	32,923	33,297
Interest on current debt	18,606	4,902	13,704
Mineral exploration costs	29,947	555	29,392
Office	3,337	2,329	1,008
Professional development	–	4,008	(4,008)
Professional fees	47,905	37,130	10,775
Rent	3,456	3,126	330
Regulatory	7,998	4,515	3,483
Travel and entertainment	19,215	28,553	(9,338)
Salaries, wages and benefits	5,020	1,015	4,005
Foreign exchange loss	10,839	551	10,288
Write-down of unproved mineral properties	2,909	–	2,909
Net loss	$285,276	$196,851	$88,425

Operating expenses. Our operating expenses increased by $88,425, or 45%, from $196,851 for the three months ended April 30, 2010 to $285,276 for the three months ended April 30, 2011.  The following are our most significant year-to-date changes:

•
Due to higher accounting and financial advisory requirements we incurred $66,220 in consulting fees during the three months ended April 30, 2011, an increase of $33,297 compared to $32,923 for the three months ended April 30, 2010.

•
During the three months ended April 30, 2011, we expensed $18,606 in interest on current debt, an increase of $13,704 compared to interest expensed during the three months ended April 30, 2010. This increase was mainly associated with the debt-to-equity conversion that occurred on January 7, 2010, which led to a decrease in outstanding payables and loans subject to interest calculations during the period ended April 30, 2010.

•
During the three months ended April 30, 2011, we increased our mineral exploration activities on our Farellon and Mateo properties, which resulted in a $29,392 increase from $555 for the three months ended April 30, 2010 to $29,947 during the three months ended April 30, 2011.

•
During the three months ended April 30, 2011, we wrote down $2,909 in mineral property acquisition costs after we abandoned some of our Mateo exploration claims. During the three months ended April 30, 2010, we did not write down any of our properties.

Net loss. We had a net loss of $285,276 for the three months ended April 30, 2011, compared to a net loss of $196,851 for the three months ended April 30, 2010.  The $88,425 increase in net loss was due to increases in consulting fees, commissions and mineral exploration activities in Chile, as well as increases in salaries, wages and benefits and professional and regulatory fees. These increases were offset by decreases in travel and entertainment costs and administrative fees.

Liquidity

GOING CONCERN

The consolidated financial statements included in this form 10-Q have been prepared on a going concern basis, which implies that we will continue to realize our assets and discharge our liabilities in the normal course of business. We have not generated any significant revenues from mineral sales since inception, have never paid any dividends and are unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. Our continuation as a going concern depends upon the continued financial support of our shareholders, our ability to obtain necessary debt or equity financing to continue operations, and the attainment of profitable operations. Our ability to achieve and maintain profitability and positive cash flow depends upon our ability to locate profitable mineral claims, generate revenue from mineral production and control our production costs. Based upon our current plans, we expect to incur operating losses in future periods, which we plan to mitigate by controlling our operating costs and sharing mineral exploration expenses through joint venture agreements.  In April 2011 we completed a financing of units consisting of our common stock and warrants to purchase shares of our common stock.  We raised gross proceeds of $2,017,000.  We expect these funds to be adequate to support the current stage of our operations for the next 12 months.   However, we are continually reviewing potential properties to add to our portfolio. Suitable acquisitions and project development will require additional financing.  Until we earn enough revenue to support our operations, which may never happen, we will continue to be dependent on loans and sales of our equity or debt securities to continue our development and exploration activities.  If we do not find sources of financing as and when we need them, we may be required to severely curtail, or even to cease, our operations. At April 30, 2011, we had a working capital of $744,936 and accumulated losses of $3,342,095 since inception. These factors raise substantial doubt about our ability to continue as a going concern. We cannot assure you that we will be able to generate significant revenues in the future. Our consolidated financial statements do not give effect to any adjustments that would be necessary should we be unable to continue as a going concern and therefore be required to realize our assets and discharge our liabilities in other than the normal course of business and at amounts different from those reflected in our financial statements.

INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY

To date we have funded our operations by selling our securities and borrowing funds, and, to a minor extent, from mining royalties.

Sources and uses of cash

THREE MONTHS ENDED APRIL 30, 2011 AND 2010

Table 4 summarizes our sources and uses of cash for the three months ended April 30, 2011 and 2010.

Table 4: Summary of sources and uses of cash
	April 30,
	2011	2010
Net cash provided by financing activities	$1,907,000	$185,000
Net cash used in operating activities	(540,394)	(51,079)
Net cash used in investing activities	(52,839)	(12,298)
Effect of foreign currency exchange	(11,778)	(4,666)
Net increase in cash	$1,301,989	$116,957

Net cash provided by financing activities. During the three months ended April 30, 2011, we issued 6,290,000 units at $0.30 per unit, for cash proceeds of $1,828,099, net of $58,900 in commissions paid to agents. Each unit consists of one share of our common stock and a two-year warrant exercisable for one share at $0.50 per share.

We borrowed $11,000 from the father of our president and $70,000 US and $10,000 Cdn (approximately $10,454 US) from our CFO, and repaid $14,956 in loans including accrued interest. We also recognized foreign exchange adjustment of $2,402 on $50,000 Cdn that we borrowed during the year ended January 31, 2011 from our CEO. See Non-cash financing transactions below.

During the three months ended April 30, 2010, we issued 540,000 shares of our common stock for $135,000, and borrowed $50,000 from a company owned by the father of a director.

Non-cash financing transactions. During the three months ended April 30, 2011, as part of the private placement offering completed on April 7, 2011, the Company’s CEO converted loans in the amount of $50,000 into 166,666 units and the Company’s CFO converted loans in the amount of $80,000 into 266,667 units.

During the three months ended April 30, 2010, we did not have any non-cash financing transactions.

Net cash used in operating activities. During the three months ended April 30, 2011, we used net cash of $540,394 in operating activities. We used $285,276 to cover operating costs and increased prepaids and other receivables by $65,582 for professional fees associated with the preparation and filing of the form S-1 registration statement. We decreased accounts payable by $75,588, and accounts payable to related parties by $139,125. These uses of cash were offset by a net increase in our accrued liabilities of $19,993, mainly associated with Chilean mineral property taxes and accrued interest on our notes payable to related parties of $2,275

During the three months ended April 30, 2010, we used net cash of $51,079 in operating activities.  We used $196,851 to cover operating costs and decreased our accrued liabilities by $31,295. These uses of cash were offset by net increases in prepaid expenses and accounts receivable of $2,801; accounts payable of $75,282, consisting mainly of legal fees incurred in preparing and filing our form 10 and the amendments to it; accounts payable to related parties of $98,423 for administration, consulting and expenses paid on our behalf; and accrued interest on our notes payable to a related party of $561.

Net cash used in investing activities. During the three months ended April 30, 2011, we spent $52,839 acquiring mineral claims and paying property taxes associated with our mineral claims. We capitalized Chilean value-added tax (VAT) as part of the unproved mineral claims. This VAT is recoverable from future VAT payable.

During the three months ended April 30, 2010, we spent $12,298 acquiring mineral claims and options to acquire mineral claims.

Since inception through April 30, 2011, we have invested $1,079,608 acquiring our mineral claims.

Unproved mineral properties

We have three active properties—the Farellon, Mateo, and Perth—consisting of both mining claims and exploration claims that we have assembled since the beginning of 2007.

Active properties

Our active properties as of the date of this filing are set out in Table 5. These properties are accessible by road from Vallenar as illustrated in Figure 1.

Table 5: Active properties
Property	Percentage, type of claim	Hectares
		Gross area	Net areaa
Farellon
Farellon 1 – 8 claim	100%, mensura	66
Farellon 3 claim	100%, pedimento	300
Cecil 1 – 49 claim	100%, mensura	230
Cecil 1 – 40 and Burghley 1 – 60 claims	100%, manifestacion	500
		1,096	1,096

Mateo
Margarita claim	100%, mensura	56
Che 1 & 2 claims	100%, mensura	76
Irene & Irene II claims	100%, mensura	60
Mateo 1, 2, 3, 12, 13, 14 claims	100%, manifestacion	1,500
Mateo 4 and 5 claims	100%, pedimento	600
		2,292
Overlapped claims		(170)	2,122

Perth
Perth 1 al 36 claim	100%, mensura	109
Lancelot I 1 al 30 claim	100%, mensura in process	300
Lancelot II 1 al 20 claim	100%, mensura in process	200
Rey Arturo 1 al 30 claim	100%, mensura in process	300
Merlin I 1 al 10 claim	100%, mensura in process	60
Merlin I 1 al 24 claim	100%, mensura in process	240
Galahad I 1 al 10 claim	100%, manifestacion	50
Galahad I A 1 al 46 claim	100%, manifestacion	230
Percival III 1 al 30 claim	100%, manifestacion	300
Tristan II 1 al 30 claim	100%, manifestacion	300
Tristan II A 1 al 5 claim	100%, manifestacion	15
Camelot claim	100%, pedimento	300
		2,404
Overlapped claims		(124)	2,280
			5,498
a Some pedimentos and manifestacions overlap other claims. The net area is the total of the hectares we have in each property (i.e. net of our overlapped claims).

Figure 1: Location and access to active properties.

Capital resources

Our ability to acquire and explore our Chilean claims is subject to our ability to obtain the necessary funding.  We expect to raise funds through loans from private or affiliated persons and sales of our debt or equity securities. We have no committed sources of capital.  If we are unable to raise funds as and when we need them, we may be required to curtail, or even to cease, our operations.

To assist us with our funding efforts, we retained the services of an independent investor relations specialist to handle our corporate communications. We agreed to pay him a monthly compensation in the amount of $5,000 Cdn (approximately $5,250 US) on a month-to-month contract that can be cancelled any time with 30 days written notice.

On April 7, 2011, we completed a private equity financing for net proceeds after commissions, legal and closing fees of $1,862,462. We paid the placement agent a cash commission of $58,900 and issued a warrant to purchase 196,333 shares of common stock.  The securities offered were not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. On May 13, 2011, we filed registration statement on form S-1 to register 4,623,333 shares of our common stock, and 4,819,666 shares of common stock underlying warrants which were a part of the above private equity financing.

Contingencies and commitments

We had no contingencies at April 30, 2011.

We have the following long-term contractual obligations and commitments:

•
Farellon royalty. We are committed to paying the vendor a royalty equal to 1.5% on the net sales of minerals extracted from the Farellon claims up to a total of $600,000. The royalty payments are due monthly once exploitation begins and are subject to minimum payments of $1,000 per month. We have no obligation to pay the royalty if we do not commence exploitation. As of the date of this report we have not commenced exploitation.

•
Che option. We are committed to paying a royalty equal to 1% of the net sales of minerals extracted from the claims to a maximum of $100,000 to the former owner. The royalty payments are due monthly once exploitation begins, and are not subject to minimum payments.

Equity financing

To generate working capital, between January 31, 2009 and June 14, 2011 we issued 12,783,632 shares of our common stock and warrants for the purchase of 7,709,666 shares to raise $3,467,018 under Regulations S and D promulgated under the Securities Act of 1933.

We anticipate incurring operating losses in the foreseeable future and will require additional equity capital to support our operations and develop our business plan.  If we succeed in completing future equity financing, the issuance of additional shares will result in dilution to our existing shareholders.

Debt financing

On February 22, 2010, we borrowed US $50,000 and issued a demand promissory note payable to the lender for the principal sum together with interest at 6% per annum.  See Related-party transactions below.

On March 2, 2011, we borrowed US $11,000 and issued a demand promissory note payable to the lender for the principal sum together with interest at 8% per annum.  See Related-party transactions below.

Challenges and risks

We do not anticipate generating any revenue over the next twelve months. We plan to fund our operations through any combination of equity or debt financing from the sale of our securities, private loans, joint ventures or through the sale of part interest in our mineral properties. Since January 31, 2011, we have raised over $1.9 million that we believe will satisfy our current working capital needs for the next twelve months.  Although we have succeeded in raising funds as we have needed them, we cannot assure you that this will continue in the future.  Many things, such as the continued general downturn, worldwide, of the economy or a significant decrease in the price of minerals, could affect the willingness of potential investors to invest in risky ventures such as ours. In addition to the Perth joint venture earn-in agreement, we may consider entering into a joint venture partnership with a more senior resource company to complete a mineral exploration program on other properties in Chile. If we enter into a joint venture arrangement, we would likely have to assign a percentage of our interest in our mineral claims to our joint venture partner in exchange for the funding.

Investments in and expenditures on mineral interests

Realization of our investments in mineral properties depends upon our maintaining legal ownership, producing from the properties or gainfully disposing of them.

Title to mineral claims involves risks inherent in the difficulties of determining the validity of claims as well as the potential for problems arising from the ambiguous conveyancing history characteristic of many mineral claims. Our contracts and deeds have been notarized, recorded in the registry of mines and published in the mining bulletin. We review the mining bulletin regularly to discover whether other parties have staked claims over our ground. We have discovered no such claims. To the best of our knowledge, we have taken the steps necessary to ensure that we have good title to our mineral claims.

Foreign exchange

We are subject to foreign exchange risk for transactions denominated in foreign currencies.  Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.  We do not believe that we have any material risk due to foreign currency exchange.

Trends, events or uncertainties that may impact results of operations or liquidity

The economic crisis in the United States and the resulting economic uncertainty and market instability may make it harder for us to raise capital as and when we need it and have made it difficult for us to assess the impact of the crisis on our operations or liquidity and to determine if the prices we will receive on the sale of minerals will exceed the cost of mineral exploitation.  If we are unable to raise cash, we may be required to cease our operations.  As noted above, we expect our legal and accounting fees to increase since we have resumed the obligation to file reports with the SEC.  Other than as discussed in this quarterly report, we know of no other trends, events or uncertainties that have or are reasonably likely to have a material impact on our short-term or long-term liquidity.

Off-balance sheet arrangements

We have no off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Related-party transactions

Table 6 describes amounts that were due to related parties at the fiscal year ended January 31, 2011 and the period ended April 30, 2011.

Table 6: Due to related parties
	April 30, 2011	January 31, 2011
Due to Da Costa Management Corp.	$98,063	$228,330
Due to Fladgate Exploration Consulting Corporation	$191,447	$207,742
Due to Minera Farellon Limitada	$79,304	$63,692
Due to Kevin Mitchell	$2,172	$10,347

During the three months ended April 30, 2011 and 2010 the Company incurred the following expenses with related parties:

•	$66,492 and $34,975, respectively, in consulting and other business expenses for services provided by Da Costa Management Corp., a company owned by our CFO and treasurer

•
$79,208 and $51,483 respectively, in administration, advertising and promotion, mineral exploration, travel and other business expenses for services provided by or paid on our behalf by Fladgate Exploration Consulting Corporation, a company controlled by our directors

•
$16,525 and $16,290, respectively, in administration, automobile, rental, and other business expenses for services provided by Minera Farellon Limitada, a company owned by Richard Jeffs, the father of our president

•	$7,018 and $6,346, respectively, in administration expenses for services provided by Kevin Mitchell

Notes payable to related parties

Table 7 describes the promissory notes and accrued interest payable to related parties at April 30, 2011, and January 31, 2011.

Table 7: Note payable to related parties
	April 30, 2011	January 31, 2011
Note payable to the company owned by Richard Jeffs a	$53,679	$52,902
Note payable to Richard Jeffs b	11,145	–
Notes payable to Caitlin Jeffs c	–	60,746
Total notes payable to related parties	$64,824	$113,648
aThe principle amount is $50,000. It is payable on demand, unsecured and bears interest at 6% per annum compounded monthly. Interest of $3,679 had accrued as at April 30, 2011.
b The principle amount is $11,000. It is payable on demand, unsecured and bears interest at 8% per annum compounded monthly. Interest of $145 had accrued as at April 30, 2011.
c The principle amounts of the notes payable to Caitlin Jeffs were $10,000 US and $50,000 Cdn. They were payable on demand, unsecured and bore interest at 8% per annum compounded monthly. Interest of $1,837 had accrued as at April 8, 2011 when the notes were paid in full.

Critical Accounting Estimates

An appreciation of our critical accounting judgments is necessary to understand our financial results.  These policies may require that we make difficult and subjective judgments regarding uncertainties, and as a result, such estimates may significantly impact our financial results. The precision of these estimates and the likelihood of future changes depend on a number of underlying variables and a range of possible outcomes. Other than our accounting for the fair value of our unproved mineral properties, accruals for accounting, auditing, legal expenses and mineral property costs, our critical accounting policies do not involve the choice between alternative methods of accounting. We have applied our critical accounting judgments consistently.

Reclassifications

Certain comparative amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on the consolidated results of operations or financial position for any year presented.

Unproved mineral property costs

We have been in the exploration stage since our inception on January 10, 2005 and have not yet generated significant revenue from our operations. We are primarily engaged in acquiring and exploring mining claims. We expense our mineral exploration costs as we incur them. When we have determined that a mineral claim can be economically developed as a result of establishing proven and probable reserves, we capitalize the costs then incurred to develop the claim and will amortize them using the units-of-production method over the estimated life of the probable reserve. If mineral claims are subsequently abandoned or impaired we will charge capitalized costs to operations.

Financial instruments

Our financial instruments include cash, accounts receivable, accounts payable, accrued liabilities, accrued professional fees and accrued mineral property costs. The fair value of these financial instruments approximates their carrying values due to their short maturities.

Recently Adopted Accounting Guidance

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. We do not expect the adoption of these pronouncements to have a material impact on our financial position, results of operations or cash flows.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk.

As a smaller reporting company, we are not required to provide this disclosure.

Item 4.  Controls and Procedures.

(a) Disclosure Controls and Procedures

Caitlin Jeffs, our chief executive officer and president, and John da Costa, our chief financial officer, have evaluated the effectiveness of our disclosure controls and procedures (as the term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934) as of the end of the period covered by this report (the “evaluation date”).  Based on their evaluation, they have concluded that, as of the evaluation date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

(b) Changes in internal control over financial reporting

During the period covered by this report, there were no changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1.  Legal Proceedings.

We are not a party to any pending legal proceedings and, to the best of our knowledge, none of our properties or assets is the subject of any pending legal proceedings.

Item 1A.  Risk Factors.

As a smaller reporting company we are not required to provide this information.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds.

On April 7, 2011, we sold to accredited investors 6,723,333 units at a price of $.30 per unit. Each unit consisted of one share of common stock and one warrant to purchase one share of common stock. The warrants have an exercise price of $0.50 per share and are exercisable for two years. The warrants contain a call provision which allows us to call the warrants upon the occurrence of certain conditions.  We relied on Rule 506 of Regulation D and on Regulation S, promulgated under the Securities Act of 1933, to make the offering.  Under Regulation D, we offered the securities solely to accredited investors and did not engage in any form of general solicitation or general advertising.  Under Regulation S, we sold the securities to non-US persons in offshore transactions. We did not engage in any directed selling efforts in the United States, and each investor represented to us that the investor was not a U.S. person and was not acquiring the stock for the account or benefit of a U.S. person. Each investor agreed (i) to resell the securities only in accordance with the provisions of Regulation S or pursuant to registration or an exemption from registration under the Securities Act, (ii) that we must refuse to register any sale of the securities purchased unless the sale is in accordance with the provisions of Regulation S or pursuant to registration or an exemption from registration under the Securities Act, and (iii) not to engage in hedging transactions with the securities purchased unless the transaction complies with the Securities Act. The certificates representing the securities issued were endorsed with a restrictive legend confirming that the securities had been issued pursuant to Regulation S of the Securities Act and could not be resold without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

Item 3.  Defaults upon Senior Securities.

None.

Item 4.  (Removed and Reserved).

Item 5.  Other Information.

None

Item 6.  Exhibits.

The following table sets out the exhibits either filed herewith or incorporated by reference.

Exhibit	Description
3.1.1	Articles of Incorporation1
3.1.2	Certificate of Amendment to Articles of Incorporation2
3.2	By-laws1
31.1	Certification pursuant to Rule 13a-14(a) and 15d-14(a)3
31.2	Certification pursuant to Rule 13a-14(a) and 15d-14(a)3
32	Certification pursuant to Section 1350 of Title 18 of the United States Code3
1	Incorporated by reference from the registrant’s report on Form SB-2 filed with the Securities and Exchange Commission on May 22, 2006 as file number 333-134-363
2	Incorporated by reference from the registrant’s Quarterly report on Form 10-Q for the period ended October 31, 2010 and filed with the Securities and Exchange Commission on December 13, 2010.
3	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

June 14, 2011

RED METAL RESOURCES LTD.

By:	/s/Caitlin Jeffs
Caitlin Jeffs, Chief Executive Officer and President

By:	/s/ John Da Costa
John DaCosta, Chief Financial Officer

Exhibit 31.1

Certification by Chief Executive Officer/President pursuant to
Rule 13a-14(a) of the Securities Exchange Act of 1934
I, Caitlin Jeffs, certify that:

1.           I have reviewed this Quarterly Report on Form 10-Q of Red Metal Resources Ltd.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.           Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

June 14, 2011

/s/ Caitlin Jeffs
Caitlin Jeffs, Chief Executive Officer and President

Exhibit 31.2

Certification by Chief Financial Officer pursuant to
Rule 13a-14(a) of the Securities Exchange Act of 1934

I, John da Costa, certify that:

1.           I have reviewed this Quarterly Report on Form 10-Q of Red Metal Resources Ltd.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.           Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

June 14, 2011

/s/ John da Costa
John da Costa, Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. 1350

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) each of the undersigned officers of Red Metal Resources Ltd. (the “Company”) does hereby certify, to such officer’s knowledge, that:

(a)   The Quarterly Report on Form 10-Q for the period ended April 30, 2011 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934;  and

(b)   Information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 14, 2011

/s/ Caitlin Jeffs
Caitlin Jeffs, Chief Executive Officer and President

/s/ John da Costa
John da Costa, Chief Financial Officer